UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

ALLERGAN PLC

(Exact name of registrant as specified in its charter)

Ireland	001-36867	98-1114402
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

Clonshaugh Business and Technology Park Coolock, Dublin, Ireland	D17 E400
(Address of principal executive offices)	(Zip Code)

A. Robert D. Bailey

Chief Legal Officer and Corporate Secretary (862) 261-7000

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Section 1—Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Form SD of Allergan plc (the “Company”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934 for the reporting period January 1, 2016 to December 31, 2016.

A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD and is publicly available on Allergan’s website at https://www.allergan.com/investors/financial-information/sec-filings.

Item 1.02 Exhibit

As specified in Section 2, Item 2.01 of this Form SD, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this report.

Section 2—Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report.

Exhibit No.	Description

1.01	Conflict Minerals Report of Allergan plc

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Allergan plc

By:	/s/ A. Robert D. Bailey
A. Robert D. Bailey		May 31, 2017
Chief Legal Officer and Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description

1.01	Conflict Minerals Report of Allergan plc